BlackRock Large Cap Core Fund of BlackRock Large Cap Series Funds, Inc.

File No. 811-09637

Item No. 77M (Mergers) -- Attachment

During the fiscal semi-annual period ending March 31, 2009, BlackRock Large Cap Core Fund (“Large Cap Core Fund”), a series of BlackRock Large Cap Series Funds, Inc. (the “Registrant”) acquired substantially all of the assets and assumed substantially all of the liabilities of PNC Growth & Income Fund, a series of PNC Funds, Inc. (the “PNC Fund”), File No. 811-05782.

The Board of Trustees of the Registrant and the Board of Directors of the PNC Fund each unanimously approved the Reorganization, and the proposal which provides for the acquisition of all of the assets and certain stated liabilities of the PNC Fund by the Large Cap Core Fund in exchange for shares of the Large Cap Core Fund; the distribution of such shares to the shareholders of the PNC Fund in complete liquidation thereof.

On August 1, 2008, in connection with the Reorganization, the Registrant filed a Preliminary Registration Statement on Form N-14 (File No. 333-152731) (the “N-14 Registration Statement”).  The N-14 Registration Statement contained the proxy materials soliciting the approval of the Reorganization by the shareholders of the PNC Fund.  Pre-effective Amendment No. 1 to the N-14 Registration Statement was filed on September 12, 2008 followed by a filing on Form 497 on September 16, 2008.  The N-14 Registration Statement as so amended was declared effective by the Commission on September 16, 2008.

On October 31, 2008, the shareholders of the PNC Fund approved the Reorganization at a special meeting of shareholders held for that purpose.  On November 17, 2008 (the “Reorganization Date”), pursuant to the Agreement, the PNC Fund transferred assets valued at $78,592,131 to the Registrant and received in exchange 10,063,092 capital shares of the Large Cap Core Fund. Such shares were then distributed to the shareholders of PNC Fund on that date.